Phone:	(212) 885-5436
Fax:	(917) 332-3817
Email:	ejacque@blankrome.com

October 17, 2018

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Christina Fettig

Re:	RiverPark Funds Trust

Registration Statement on Form N-14
File Number: 333-227107

Dear Ms. Fettig:

On behalf of the RiverPark Funds Trust (the “Fund”), this letter is in response to the comments received on October 12, 2018 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s pre-effective amendment to its registration statement on Form N-14 filed on October 10, 2018 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

1.	Please update the disclosure to specify that the accounting survivor is the Interval Fund and not the New Fund.

RESPONSE: The Fund has updated the disclosure throughout to specify that the accounting survivor is the Interval Fund.

2.	It appears from the Fee Table that gross expenses for the New Fund are expected to decrease. To the extent not consistent, please revise the disclosure to indicate that the gross fees will not be the same in the New Fund.

RESPONSE: The Fund hereby confirms that the gross fees are expected to be the same. The Fund has revised the Fee Table as follows:

	Interval Fund	New Fund
	(Institutional Class)	(Institutional) Pro Forma
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.37%(1)	0.37%(2)
Total Annual Fund Operating Expenses	1.02%(3)	1.02%(4)
Fee Waiver and/or Expense Reimbursement(3)	(0.02%)	(0.02%)
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement	1.00%	1.00%

3.	Via correspondence, please clarify whether the New Fund’s estimated expenses (rather than the Interval Fund’s expenses) include any recaptured amounts. If yes, then please add a separate line item for the recaptured amount in the disclosure.

RESPONSE: The Fund hereby confirms that the New Fund’s estimated expenses do not include any amounts recaptured from the Interval Fund.

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Please be advised that the revisions noted herein will be reflected in the pre-effective amendment to Form N-14 to be filed on October 17, 2018.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5436.

Sincerely,

/s/ Elena Jacque Elena Jacque